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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                               SCHEDULE 14D-1



                             (Amendment No. 11)



                           Tender Offer Statement
   (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)



                            CBI Industries, Inc.
                         (Name of Subject Company)

                               Praxair, Inc.
                            PX Acquisition Corp.
                                 (Bidders)

    Common Stock, $2.50 par value per share (and the associated Rights)
                       (Title of Class of Securities)

                                124800-10-3
                   (CUSIP Number of Class of Securities)

                             David H. Chaifetz
                      Vice President, General Counsel
                               and Secretary
                               Praxair, Inc.
                           39 Old Ridgebury Road
                      Danbury, Connecticut 06810-5113
                               (203) 837-2000
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)



                                 Copies to:
                           Neil T. Anderson, Esq.
                            Sullivan & Cromwell
                              125 Broad Street
                          New York, New York 10004
                               (212) 558-4000

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    This Amendment No. 11 amends and supplements the Tender Offer Statement on Schedule 14D-1, as amended (the "Schedule 14D-1"), originally filed by Praxair, Inc., a Delaware corporation ("Praxair"), and PX Acquisition Corp., a Delaware corporation (the "Purchaser"), on November 3, 1995 relating to the tender offer disclosed therein to purchase all of the outstanding Shares (including any associated Rights) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 1995, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.

Item 4.  Source and Amount of Funds or Other Consideration.

      Item 4 is hereby amended and supplemented by adding thereto the following:

(a)-(b) On December 7, 1995, Praxair entered into a definitive $2,500,000,000 Credit Agreement (the "Credit Agreement") among Praxair, the banks party thereto (the "Banks"), Morgan Guaranty Trust Company of New York, as Documentation Agent, and Chemical Bank, as Administrative Agent and Auction Agent (together, the "Agents"). The proceeds of the loans made under the Credit Agreement will be used by Praxair for the purposes of financing the Offer and consummating the transactions contemplated thereby including without limitation financing the Second Step Transaction (as defined in the Credit Agreement), repaying or refinancing debt of CBI Industries, Inc. (the "Company") and its Subsidiaries (as defined in the Credit Agreement) and for working capital and general corporate purposes of Praxair and its Subsidiaries.

      The Credit Agreement provides a reducing revolving credit facility
(the "Credit Facility") with a final maturity of December 7, 2000. The maximum amount of revolving credit commitments (the "Commitments") available will be $2.5 billion until December 7, 1998, $2.3 billion from December 7, 1998 until December 7, 1999 and $1.9 billion thereafter. As long as the Commitments exceed $1.5 billion, they will be reduced by (i) 75% of all Net Cash Proceeds (as defined in the Credit Agreement) received from the
(x) sale of any of the Company's assets for a consideration in excess of $25,000,000 in any one transaction and other than in the ordinary course of business or any asset sale consummated by Praxair in order to comply with any applicable law in connection with or as a result of the Offer or the Second Step Transaction, (y) incurrence of indebtedness by Praxair or its Subsidiaries, in excess of certain minimum amounts, with a final maturity that is either at least three years from the date of incurrence or is extendable, renewable or refundable to a date at least three years from the date of incurrence thereof solely at the option of the borrower and
(z) issuance of equity securities by Praxair or its Subsidiaries except in certain instances, including without limitation issuances to stockholders of the Company in the Offer or in the Second Step Transaction and (ii) 100% of all Net Cash Proceeds received upon the incurrence of Canadian Acquisition Debt (as defined in the Credit Agreement).

      The Credit Agreement provides that Praxair will have the option of borrowing (i) at the London Interbank Offered Rate ("LIBOR") plus a margin, ranging from 12 to 45 basis points per annum, depending on the ratings for Praxair's long-term senior unsecured debt in effect from time to time (plus, during any period when utilization of the Commitments exceeds 50%, a 5 basis point per annum utilization fee for certain credit quality levels),
(ii) at a CD rate plus a margin, ranging from 24.50 to 57.50 basis points per annum, depending on the ratings for Praxair's long-term senior unsecured debt in effect from time to time (plus, during any period when utilization of the Commitments exceeds 50%, a 5 basis point per annum utilization fee for certain credit quality levels), (iii) at a fluctuating Base Rate equal to the higher of (x) the Agents' publicly announced reference rate or (y) the federal funds rate plus a margin of 50 basis points or (iv) under an uncommitted Money Market option. Under the Money Market option,

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Praxair may from time to time request competitive bids from the Banks for
Money Market Loans (as defined in the Credit Agreement). Each Bank may bid at its own discretion for amounts up to the total amount of the Commitments, and Praxair will be under no obligation to accept any of the bids.

      The Credit Agreement requires Praxair to pay a per annum facility fee, ranging from 8 to 25 basis points, depending on the ratings for Praxair's long-term senior unsecured debt in effect from time to time, of the total Commitments in effect.

      The Credit Agreement includes certain conditions precedent to availability for borrowings including, without limitation, (i) receipt of closing certificates, opinions of counsel, and related documentation, (ii) acceptance for purchase by the Purchaser of at least a majority of the Shares pursuant to the Offer, (iii) the Rights Condition having been satisfied or waived with the consent of the Required Banks (as defined in the Credit Agreement), such consent not to be unreasonably delayed or withheld, (iv) receipt by the Administrative Agent of a certificate showing that the Leverage Ratio (as defined in the Credit Agreement) will not increase by more than 2.27 as a result of the financing of the Offer, when applied on a pro forma basis to the purchase of all of the Shares, plus the consolidation of debt of the Company and (v) the Required Banks shall not have reasonably determined, not later than two business days prior to the final expiration date of the Offer, that (x) there is an action, suit or proceeding that could materially and adversely affect Praxair's ability to perform its obligations under the Credit Agreement or (y) there has been a material adverse change in the consolidated business, financial condition or results of operations of Praxair and its Subsidiaries, after giving effect to the acquisition of the Company and its Subsidiaries, on a consolidated basis since September 30, 1995.

      The Credit Agreement also contains customary representations and warranties from Praxair, which must be true and correct as a condition to the initial borrowing under the Credit Agreement and, subject to certain exceptions, as a condition to subsequent borrowings.

      The Credit Agreement contains affirmative and negative covenants including, without limitation, (i) restrictions on the incurrence of liens or other encumbrances by Praxair and its Restricted Subsidiaries, except in certain instances including, without limitation, the following: (a) liens existing on the date of the Credit Agreement securing debt (other than debt of the Company) in an aggregate principal amount not exceeding $75,000,000,
(b) liens existing on the Effective Date securing debt of the Company in an aggregate principal amount not exceeding $600,000,000, (c) liens not otherwise permitted under the Credit Agreement securing debt in an aggregate principal amount at any time outstanding not in excess of $300,000,000 and (d) liens on Margin Stock (as defined in the Credit Agreement) if and to the extent the value of such Margin Stock exceeds 25% of the assets of Praxair and its Restricted Subsidiaries which are subject to the restrictions on liens under the Credit Agreement; and
(ii) restrictions on the incurrence of debt by Restricted Subsidiaries other than (a) debts owing to Praxair or its Subsidiaries made on a senior basis (and unsecured if owing to a Subsidiary other than Praxair), (b) debt of a Restricted Subsidiary at the time it becomes such, (c) debt of Praxair Canada Inc. to the extent the proceeds of such debt are used to make capital contributions to Kelvin Finance Company (so long as it is a Subsidiary),
(d) Canadian Acquisition Debt in an aggregate principal amount not to exceed $100,000,000 and (e) unsecured debt not otherwise permitted pursuant to the foregoing in an aggregate principal amount at any time outstanding not to exceed $300,000,000.

      The Credit Agreement also includes certain financial covenants, including, without limitation, requirements of (i) Consolidated Book Net Worth (as defined in the Credit Agreement) not at any time being less than $830,000,000 plus certain adjustments; (ii) Leverage Ratio not exceeding
(x) 3.6:1 through December 30, 1996, (y) 3.2:1 December 31, 1996 through December 30, 1997 and (z) 2.8:1 thereafter; and (iii) Interest Coverage Ratio (as defined in the Credit Agreement) not being less than 1.7:1 through December 30, 1997 and 2.0:1 thereafter.

      The Credit Agreement contains customary events of default, including without limitation: (i) a cross-default to other indebtedness with a principal amount in excess of $50,000,000 (other than Excluded

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CBI Debt (as defined in the Credit Agreement)) of Praxair or its
Subsidiaries that is or may be accelerated; and (ii) the Second Step Transaction shall not have occurred within 270 days following the initial purchase by the Purchaser of Shares pursuant to the Offer. Upon the occurrence of an event of default, and during the continuation thereof, Banks having at least 50% of the outstanding Commitments and/or loans would have the ability to accelerate the maturity of the outstanding loans and to cancel the Commitments of all the Banks.

      The Credit Agreement contains certain other customary provisions such as indemnification rights for the Agents, assignment and participation rights for Banks, expense payment undertakings by Praxair, waivers of jury trial, choice of law provisions and other terms set forth in the Credit Agreement.

      The foregoing summary of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement, a copy of which is attached hereto as an exhibit.


Item 10.  Additional Information.

      Item 10 is hereby amended and supplemented by adding thereto the following:

(f)      The Financing Condition has been satisfied.  See Item 4.

Item 11.  Material To Be Filed As Exhibits.

      Item 11 is hereby amended and supplemented by adding thereto the following:

(b)(2) Credit Agreement, dated as of December 7, 1995, among Praxair, Inc., the Banks party thereto, Morgan Guaranty Trust Company of New York, as Documentation Agent, and Chemical Bank, as
         Administrative Agent and Auction Agent.

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                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 1995

                                       PRAXAIR, INC.


                                       By: /s/ David H. Chaifetz
                                          Name: David H. Chaifetz
                                          Title: Vice President, General
                                                 Counsel and Secretary


                                       PX ACQUISITION CORP.


                                       By: /s/ David H. Chaifetz
                                          Name: David H. Chaifetz
                                          Title: President-Secretary
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 1                     INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit                                                              Pages
  No.                         Description

(b)(2) Credit Agreement, dated as of December 7, 1995, among
       Praxair, Inc., the banks party thereto, Morgan Guaranty Trust Company of New York, as Documentation Agent, and Chemical
       Bank, as Administrative Agent and Auction Agent.